SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2013

Commission File Number 0-28800

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2013, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 25, 2013, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2013".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 25, 2013

By: /s/ Themba Gwebu
     Name: Themba Gwebu
     Title: Company Secretary

DRDGOLD LIMITED

REPORT TO SHAREHOLDERS

for the quarter and nine months ended 31 March 2013

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06 / JSE share code: DRD • ISIN: ZAE 000058723 • NYSE trading symbol: DRD • ("DRDGOLD" or "the Group")

GROUP RESULTS: KEY FEATURES

FOR THE QUARTER Q3 2013 v Q3 2012
▲ Gold production up **3%** to **35 976 oz**
▲ Gold revenue up **16%** to **R531.0 million**
▲ Operating profit up **5%** to **R170.7 million**
▲ Cash operating costs up **3%** to **US$1 111/oz**
▲ Headline earnings up **17%** to **14 cps**

FOR THE NINE MONTHS FY2013 v FY2012
▲ Gold production up **7%** to **110 822 oz**
▲ Gold revenue up **20%** to **R1 638.4 million**
▲ Operating profit up **15%** to **R583.1 million**
▲ Cash operating costs up **1%** to **US$1 091/oz**
▲ Headline earnings up **51%** to **59 cps**

All figures used in this report represent continuing operations, unless specified otherwise.

REVIEW OF OPERATIONS

		Quarter **Mar 2013**	Quarter Mar 2012	% change	Quarter Dec 2012	**9 months to 31 Mar 2013**	9 months to 31 Mar 2012	% change
Gold production								
Continuing operations	oz	**35 976**	34 947	3	39 031	**110 822**	103 492	7
	kg	**1 119**	1 087	3	1 214	**3 447**	3 219	7
Discontinued operations	oz	**–**	25 946	–	–	**–**	84 622	–
	kg	**–**	807	–	–	**–**	2 632	–
Group	oz	**35 976**	60 893	(41)	39 031	**110 822**	188 114	(41)
	kg	**1 119**	1 894	(41)	1 214	**3 447**	5 851	(41)
Gold production sold								
Continuing operations	oz	**35 976**	34 947	3	39 031	**112 912**	105 453	7
	kg	**1 119**	1 087	3	1 214	**3 512**	3 280	7
Discontinued operations	oz	**–**	25 946	–	–	**–**	84 622	–
	kg	**–**	807	–	–	**–**	2 632	–
Group	oz	**35 976**	60 893	(41)	39 031	**112 912**	190 075	(41)
	kg	**1 119**	1 894	(41)	1 214	**3 512**	5 912	(41)
Cash operating costs								
Continuing operations	US$ per oz	**1 111**	1 074	3	1 017	**1 091**	1 075	1
	ZAR per kg	**319 065**	267 044	19	284 425	**302 405**	263 614	15
Discontinued operations	US$ per oz	**–**	1 391	–	–	**–**	1 378	–
	ZAR per kg	**–**	346 875	–	–	**–**	338 341	–
Group	US$ per oz	**1 111**	1 209	(8)	1 017	**1 091**	1 211	(10)
	ZAR per kg	**319 065**	301 059	6	284 425	**302 405**	297 229	2
Notional cash expenditure*								
Continuing operations	US$ per oz	**1 423**	1 225	16	1 323	**1 387**	1 268	9
	ZAR per kg	**408 272**	304 972	34	369 632	**384 475**	311 376	23
Discontinued operations	US$ per oz	**–**	1 496	–	–	**–**	1 487	–
	ZAR per kg	**–**	372 914	–	–	**–**	365 239	–
Group	US$ per oz	**1 423**	1 340	6	1 323	**1 387**	1 367	1
	ZAR per kg	**408 272**	333 921	22	369 632	**384 475**	335 606	15
Gold price received	US$ per oz	**1 647**	1 691	(3)	1 714	**1 683**	1 702	(1)
	ZAR per kg	**474 482**	421 420	13	478 309	**466 506**	417 832	12
Capital expenditure	US$ million	**11.2**	8.0	40	11.9	**32.8**	29.4	12
	ZAR million	**99.8**	62.2	60	103.5	**282.9**	224.5	26

* *Notional cash expenditure (NCE) is defined as cash operating costs plus capital expenditure, which include exploration and growth capital. NCE is reported on a per kilogram and per ounce basis.*

MARKET CAPITALISATION

As at 31 March 2013	(ZARm)	2 759.3	As at 31 December 2012	(ZARm)	2 543.5
As at 31 March 2013	(US$m)	301.4	As at 31 December 2012	(US$m)	292.9

STOCK TRADED	JSE	NYSE*
Average volume for the quarter per day ('000)	649	1 111
% of issued stock traded (annualised)	44	75
Price • High	R7.55	$0.859
• Low	R6.14	$0.676
• Close	R7.16	$0.782

This data represents per share data and not ADS data – one ADS reflects ten ordinary shares

SHAREHOLDERS INFORMATION

Issued capital

385 383 767 ordinary no par value shares

6 205 559 treasury shares held within the group

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 389 318 124

DEAR
SHAREHOLDER

As the new Crown/Ergo pipeline continues to settle, increasingly we are starting to understand what to expect from Ergo's current Brakpan carbon-in-leach ("CIL") circuit in our effort to achieve steady-state performance. Volume delivery into our plants was steady, and gold production was marginally better than the average quarterly production over the last two years.

Headline earnings per share ("HEPS") in Q3 FY2013 were 17% higher at 14 South African cents compared with Q3 FY2012. This was on the back of a 16% increase in gold revenue to R531.0 million, flowing both from a 3% increase in gold production to 35 976oz and a higher average Rand gold price received of R474 482/kg. After accounting for net operating costs of R360.3 million, operating profit was 5% higher at R170.7 million.

Free cash flow in Q3 FY2013 was up 16% from R73.7 million to R85.7 million compared to Q3 FY2012.

Gold production for the first nine months of FY2013 was 7% higher at 110 822oz compared with the first nine months of FY2012. Together with a higher Rand gold price received of R466 506/kg, this delivered a 20% rise in gold revenue to R1 638.4 million. Cash operating costs were well contained to US$1 091/oz – a 1% increase – and operating profit was 15% higher at R583.1 million, yielding a 51% increase in HEPS to 59 South African cents.

Compared to Q2 FY2013, gold production was down 3 055oz due to marginally lower head-grades into the Brakpan plant.

Total production and free cash flows, namely for both continued and discontinued operations for the nine months to March 2013 are lower than the comparative period in FY2012 following the disposal of Blyvooruitzicht, in Q4 2012.

DETAILED OPERATIONAL REVIEW

ERGO

Q3 FY2013 V Q3 2012

Gold production was 3% higher at 35 976oz due to a 3% increase in throughput to 5 766 000t. Yield was steady at 0.194g/t. Improved throughput reflects the positive impact of both continued stabilisation in the operating parameters of the new Crown/Ergo pipeline and de-commissioning of the Crown plant.

Notwithstanding a 3% increase in cash operating unit costs to US$1 111/oz due to increased volumes and annual price increases, operating profit rose by 5% to R170.7 million, a consequence both of the increase in gold production and a 13% improvement in the average rand gold price received to R474 482/kg.

Capital expenditure was 60% higher at R99.8 million, reflecting on-going development of the flotation/fine-grind circuit at the Brakpan plant.

First nine months of FY2013 v first nine months of FY2012

An 8% increase in throughput to 17 430 000t offset the effect of a slight decline in yield to 0.198g/t, resulting in a 7% rise in gold production to 110 822oz. The Crown/Ergo pipeline coming on stream and the Crown plant de-commissioning were the primary contributors to higher throughput.

Cash operating unit costs were contained to US$1 091/oz. This, together with the increase in gold production and a 12% strengthening in the average Rand gold price received to R466 506/kg, resulted in operating profit increasing by 15% to R583.1 million.

Capital expenditure, 26% higher at R282.9 million, was directed mainly towards the flotation/fine-grind project.

ERPM, ZIMBABWE

As reported last quarter, we intend to dispose of our ERPM underground mining asset in South Africa and our exploration assets in Zimbabwe. Various expressions of interest have been received and these are being assessed, our objective being to secure the best deals that maximise value for shareholders.

LOOKING AHEAD

As we move into the exciting commissioning phase of the new flotation/fine-grind circuit at Ergo's Brakpan plant – our first delivery from our ongoing research and development programme – we are cautiously optimistic about this project's ability to deliver into targeted operating and financial performance. Meantime, as our strategic capital commitments come to an end, we remain focused on maximising the operating and financial capabilities of the Brakpan plant's CIL circuit. A key element here is improved productivity, both at operational and individual employee level.

Niël Pretorius
Chief Executive Officer
25 April 2013

The condensed consolidated financial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS"), and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2012.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Quarter Mar 2013 Rm Unaudited	Quarter Mar 2012 Rm Unaudited	Quarter Dec 2012 Rm Unaudited	9 months to 31 Mar 2013 Rm Unaudited	9 months to 31 Mar 2012 Rm Unaudited
Continuing operations					
Gold and silver revenue	**531.0**	458.3	580.6	**1 638.4**	1 370.7
Net operating costs	**(360.3)**	(296.1)	(341.9)	**(1 055.3)**	(863.3)
Cash operating costs	**(357.0)**	(290.3)	(345.3)	**(1 042.4)**	(848.6)
Movement in gold in process	**(3.3)**	(5.8)	3.4	**(12.9)**	(14.7)
Operating profit	**170.7**	162.2	238.7	**583.1**	507.4
Depreciation	**(34.7)**	(31.7)	(33.9)	**(102.8)**	(89.5)
Movement in provision for environmental rehabilitation	**(19.1)**	(9.8)	(16.2)	**(45.3)**	(22.9)
Retrenchment costs	**–**	–	(0.6)	**(0.6)**	–
Net operating profit	**116.9**	120.7	188.0	**434.4**	395.0
Environmental rehabilitation costs	**(11.5)**	(13.5)	(12.5)	**(41.2)**	(37.3)
Corporate, administration and other expenses	**(32.6)**	(32.5)	(36.0)	**(102.6)**	(85.1)
Share-based payments	**(1.4)**	(0.8)	(1.6)	**(3.3)**	(2.5)
Net loss on financial liabilities measured at amortised cost	**–**	–	–	**–**	(7.1)
Profit on disposal of assets	**8.6**	–	0.1	**11.2**	–
Finance income	**16.1**	5.9	8.2	**57.9**	16.7
Finance expenses	**(2.8)**	(2.8)	(3.2)	**(10.0)**	(8.8)
Profit before taxation	**93.3**	77.0	143.0	**346.4**	270.9
Income tax	**–**	(11.2)	2.9	**12.8**	(25.6)
Deferred tax	**(12.4)**	(8.3)	(21.9)	**(61.0)**	(68.7)
Profit after taxation	**80.9**	57.5	124.0	**298.2**	176.6
Discontinued operations					
Profit for the period from discontinued operations	**–**	6.9	–	**–**	136.0
Net profit for the period	**80.9**	64.4	124.0	**298.2**	312.6
Attributable to:					
Equity owners of the parent	**62.1**	49.9	93.0	**233.7**	250.6
Non-controlling interest	**18.8**	14.5	31.0	**64.5**	62.0
	80.9	64.4	124.0	**298.2**	312.6
Other comprehensive income					
Foreign exchange translation and other	**1.3**	1.4	0.5	**6.7**	(1.8)
Net gain on an available-for-sale financial asset	**–**	–	–	**0.3**	–
Mark-to-market of available-for-sale investments	**(10.6)**	–	3.6	**(43.3)**	–
Total comprehensive income for the period	**71.6**	65.8	128.1	**261.9**	310.8
Attributable to:					
Equity owners of the parent	**52.8**	51.3	97.1	**197.4**	248.8
Non-controlling interest	**18.8**	14.5	31.0	**64.5**	62.0
	71.6	65.8	128.1	**261.9**	310.8

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Quarter **Mar 2013** **Rm** **Unaudited**	Quarter Mar 2012 Rm Unaudited	Quarter Dec 2012 Rm Unaudited	**9 months to** **31 Mar 2013** **Rm** **Unaudited**	9 months to 31 Mar 2012 Rm Unaudited
Reconciliation of headline earnings					
Net profit	**62.1**	49.9	93.0	**233.7**	250.6
Adjusted for					
– Profit on disposal of assets	**(8.6)**	–	(0.1)	**(11.2)**	–
– Non-controlling interest in headline earnings adjustment	**0.9**	–	0.1	**1.6**	–
– Taxation thereon	**0.6**	–	–	**1.1**	–
Headline earnings	**55.0**	49.9	93.0	**225.2**	250.6
Headline earnings per share-cents					
– From continuing operations	**14**	12	25	**59**	39
– From total operations	**14**	13	25	**59**	65
Basic earnings per share-cents					
– From continuing operations	**17**	12	25	**62**	39
– From total operations	**17**	13	25	**62**	65
Diluted headline earnings per share-cents	**14**	13	25	**59**	65
Diluted basic earnings per share-cents	**16**	13	25	**61**	65
Calculated on the weighted average ordinary shares issued of :	**379 178 208**	384 229 290	379 178 208	**379 178 208**	384 766 369

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	**As at** **31 Mar 2013** **Rm** **Unaudited**	As at 30 Dec 2012 Rm Unaudited	As at 31 Mar 2012 Rm Unaudited
Assets				
Non-current assets		**2 180.3**	2 105.6	1 735.2
Property, plant and equipment		**1 838.4**	1 767.9	1 584.2
Non-current Investments and other assets		**141.0**	141.7	10.8
Environmental rehabilitation trust funds and investments		**181.8**	182.0	104.8
Deferred tax asset		**19.1**	14.0	35.4
Current assets		**658.3**	664.8	798.5
Inventories		**111.1**	104.1	81.6
Trade and other receivables		**136.9**	162.3	118.6
Cash and cash equivalents	1	**410.3**	398.4	379.8
Assets classified as held for sale		**–**	–	218.5
Total assets		**2 838.6**	2 770.4	2 533.7
Equity and Liabilities				
Equity		**1 765.8**	1 755.2	1 482.7
Equity of the owners of the parent		**1 474.6**	1 482.8	1 448.8
Non-controlling interest		**291.2**	272.4	33.9
Non-current liabilities		**810.0**	778.1	628.2
Loans and borrowings	2	**145.7**	146.3	–
Post-retirement and other employee benefits		**6.2**	6.1	5.9
Provision for environmental rehabilitation		**546.1**	527.1	464.9
Deferred tax liability		**112.0**	98.6	157.4
Current liabilities		**262.8**	237.1	422.8
Trade and other payables		**238.8**	215.0	239.9
Loans and borrowings	2	**24.0**	22.1	30.6
Liabilities classified as held for sale		**–**	–	152.3
Total equity and liabilities		**2 838.6**	2 770.4	2 533.7

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter Mar 2013 Rm Unaudited	Quarter Mar 2012 Rm Unaudited	Quarter Dec 2012 Rm Unaudited	9 months to 31 Mar 2013 Rm Unaudited	9 months to 31 Mar 2012 Rm Unaudited
Balance at the beginning of the period	**1 755.2**	1 439.0	1 657.6	**1 633.9**	1 219.2
Share capital issued	**(0.2)**	–	0.3	**(0.2)**	1.8
– for share options exercised	**–**	–	–	**–**	1.8
– for costs	**(0.2)**	–	0.3	**(0.2)**	–
Increase in share-based payment reserve	**0.3**	0.8	0.3	**0.9**	2.7
Net profit attributable to equity owners of the parent	**62.1**	49.9	93.0	**233.7**	250.6
Net profit attributable to non-controlling interest	**18.8**	14.5	31.0	**64.5**	62.0
Dividends paid on ordinary share capital	**(53.1)**	–	0.6	**(91.0)**	(28.9)
Dividends paid to non-controlling interest	**(8.1)**	–	(7.6)	**(15.7)**	–
Treasury shares acquired	**–**	(22.9)	–	**–**	(22.9)
Fair value adjustment on available-for-sale investments	**(10.6)**	–	3.6	**(43.3)**	–
Share Option Scheme buy-out	**–**	–	(24.1)	**(24.1)**	–
Other comprehensive income	**1.4**	1.4	0.5	**7.1**	(1.8)
Balance as at the end of the period	**1 765.8**	1 482.7	1 755.2	**1 765.8**	1 482.7

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter Mar 2013 Rm Unaudited	Quarter Mar 2012 Rm Unaudited	Quarter Dec 2012 Rm Unaudited	9 months to 31 Mar 2013 Rm Unaudited	9 months to 31 Mar 2012 Rm Unaudited
Net cash inflow from operations	**179.7**	141.5	212.5	**424.8**	503.3
Net cash outflow from investing activities	**(108.0)**	(67.8)	(126.5)	**(319.8)**	(240.1)
Net cash (out)/inflow from financing activities	**(59.8)**	(23.1)	(97.5)	**6.8**	(142.5)
Loans and other	**(1.0)**	(0.2)	(53.8)	**109.9**	(73.5)
Treasury shares acquired	**–**	(22.9)	–	**–**	(22.9)
Dividends paid to owners of the parent	**(52.5)**	–	(37.9)	**(91.0)**	(28.9)
Dividends paid to non-controlling interest holders	**(6.3)**	–	(5.8)	**(12.1)**	(17.2)
Increase/(decrease) in cash and cash equivalents	**11.9**	50.6	(11.5)	**111.8**	120.7
Opening cash and cash equivalents	**398.4**	329.2	409.9	**298.5**	259.1
Closing cash and cash equivalents	**410.3**	379.8	398.4	**410.3**	379.8
Reconciliation of net cash inflow from operations					
Profit before taxation	**93.3**	77.0	143.0	**346.4**	270.9
Profit from discontinued operations	**–**	6.9	–	**–**	136.0
	93.3	83.9	143.0	**346.4**	406.9
Adjusted for:					
Movement in gold in process	**3.3**	7.0	(3.4)	**12.9**	20.4
Depreciation and impairment	**34.7**	33.4	33.9	**102.8**	92.9
Movement in provision for environmental rehabilitation	**19.1**	10.8	16.2	**45.3**	22.7
Share-based payments	**1.4**	0.8	1.6	**3.3**	2.7
Loss on financial liabilities measured at amortised cost	**–**	–	–	**–**	7.1
Profit on disposal of assets	**(8.6)**	–	(0.1)	**(11.2)**	–
Finance expense and unwinding of provisions	**0.2**	2.3	0.3	**1.6**	7.9
Growth in Environmental Trust Funds	**(1.4)**	(1.9)	(1.3)	**(4.2)**	(5.5)
Other non-cash items	**(2.2)**	0.1	(4.0)	**(7.5)**	(2.8)
Taxation paid	**–**	(1.7)	3.0	**10.0**	(10.2)
Working capital changes	**39.9**	6.8	23.3	**(74.6)**	(38.8)
Net cash inflow from operations	**179.7**	141.5	212.5	**424.8**	503.3

Notes to the financial statements

1. **Cash and cash equivalents**

   Included in cash and cash equivalents is restricted cash of R69.5 million.

2. **Loans and borrowings**

   Included in loans and borrowings is a Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate (JIBAR) rate (currently 5.125%) plus margin ranging from 4% to 5% per annum.

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)			
Ore milled (t000) (metric) (imperial)	**Mar 2013 Qtr**	**5 766**	**6 356**
	Dec 2012 Qtr	6 066	6 687
	Mar 2013 Ytd	17 430	19 213
Yield (g/t) (oz/t) (metric) (imperial)	**Mar 2013 Qtr**	**0.194**	**0.006**
	Dec 2012 Qtr	0.200	0.006
	Mar 2013 Ytd	0.198	0.006
Gold produced (kg) (oz) (metric) (imperial)	**Mar 2013 Qtr**	**1 119**	**35 976**
	Dec 2012 Qtr	1 214	39 031
	Mar 2013 Ytd	3 447	110 822
Cash operating costs (ZAR/kg) (US$/oz)	**Mar 2013 Qtr**	**319 065**	**1 111**
	Dec 2012 Qtr	284 425	1 017
	Mar 2013 Ytd	302 405	1 091
Notional cash expenditure (ZAR/kg)(US$/oz)	**Mar 2013 Qtr**	**408 272**	**1 423**
	Dec 2012 Qtr	369 632	1 323
	Mar 2013 Ytd	384 475	1 387
Cash operating costs (ZAR/t) (US$/t)	**Mar 2013 Qtr**	**62**	**6**
	Dec 2012 Qtr	57	6
	Mar 2013 Ytd	60	6
Gold and Silver revenue (ZAR million) (US$ million)	**Mar 2013 Qtr**	**531.0**	**59.3**
	Dec 2012 Qtr	580.6	66.8
	Mar 2013 Ytd	1 638.4	190.0
Operating profit (ZAR million) (US$ million)	**Mar 2013 Qtr**	**170.7**	**18.9**
	Dec 2012 Qtr	238.7	27.6
	Mar 2013 Ytd	583.1	67.6
Capital expenditure (ZAR million) (US$ million)	**Mar 2013 Qtr**	**99.8**	**11.2**
	Dec 2012 Qtr	103.5	11.9
	Mar 2013 Ytd	282.9	32.8

CASH OPERATING COSTS RECONCILIATION

R million unless otherwise stated

Total cash costs	**Mar 2013 Qtr**	**405.8**
	Dec 2012 Qtr	393.2
	Mar 2013 Ytd	1 204.9
Movement in gold in process	**Mar 2013 Qtr**	**(3.3)**
	Dec 2012 Qtr	3.4
	Mar 2013 Ytd	(12.9)
Less: Assessment rates, rehabilitation and other	**Mar 2013 Qtr**	**22.5**
	Dec 2012 Qtr	22.5
	Mar 2013 Ytd	78.6
Less: Retrenchment costs	**Mar 2013 Qtr**	**–**
	Dec 2012 Qtr	0.6
	Mar 2013 Ytd	0.6
Less: Corporate and general administration costs	**Mar 2013 Qtr**	**23.0**
	Dec 2012 Qtr	28.2
	Mar 2013 Ytd	70.4
Cash operating costs	**Mar 2013 Qtr**	**357.0**
	Dec 2012 Qtr	345.3
	Mar 2013 Ytd	1 042.4
Capital expenditure	**Mar 2013 Qtr**	**99.8**
	Dec 2012 Qtr	103.5
	Mar 2013 Ytd	282.9
Notional cash expenditure (NCE)	**Mar 2013 Qtr**	**456.8**
	Dec 2012 Qtr	448.7
	Mar 2013 Ytd	1 325.3
Gold produced (kg)	**Mar 2013 Qtr**	**1 119**
	Dec 2012 Qtr	1 214
	Mar 2013 Ytd	3 447
Total cash operating costs (R/kg)	**Mar 2013 Qtr**	**319 065**
	Dec 2012 Qtr	284 425
	Mar 2013 Ytd	302 405
Total cash operating costs (US$/oz)	**Mar 2013 Qtr**	**1 111**
	Dec 2012 Qtr	1 017
	Mar 2013 Ytd	1 091

FORWARD-LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2012, which we filed with the United States Securities and Exchange Commission on 26 October 2012 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements included in this report have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(American)**

Executives: DJ Pretorius *(Chief executive officer)*,
CC Barnes *(Chief financial officer)*
Independent non-executives: GC Campbell* *(Non-executive chairman)*,
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:

Tel: +27 (0)11 470 2600   Fax: +27 (0)11 470 2618
Web: http://www.drdgold.com
Quadrum Office Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa